UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Enochian Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29350E 104

(CUSIP Number)

Weird Science LLC

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

Attention: William Anderson Wittekind

(424) 279-8792

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Weird Science LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of	7.	Sole Voting Power 0
Shares Bene-
ficially by	8.	Shared Voting Power 17,545,283[1]
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With

10.	Shared Dispositive Power 17,545,283[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.5%[2]

14.	Type of Reporting Person (See Instructions) OO

_____________________________

1 William Anderson Wittekind (“Wittekind”) and Carl Sandler (“Sandler”) share voting and dispositive power over such shares by virtue of their status as managers of Weird Science LLC (“Weird Science”) as of the date of the event reported herein.

2 Based upon 36,163,924 shares of common stock outstanding as of March 31, 2018, as disclosed in the issuer’s Form 10-Q filed with the Commission on May 15, 2018.

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 0
Shares Bene-
ficially by	8.	Shared Voting Power 17,545,283[3]
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With

10.	Shared Dispositive Power 17,545,283[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.5[4]

14.	Type of Reporting Person (See Instructions) I

_____________________________

3 Consists of 17,545,283 shares owned by Weird Science. Wittekind and Sandler share the power to vote and the power to dispose of such shares by virtue of their status as managers of Weird Science as of the date of the event reported herein.

4 Based upon 36,163,924 shares of common stock outstanding as of March 31, 2018, as disclosed in the issuer’s Form 10-Q filed with the Commission on May 15, 2018.

EXPLANATORY NOTE

This Schedule 13D is being filed to report greater than five percent beneficial ownership by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind (“Wittekind”), as manager of Weird Science, on February 16, 2018 as a result of the closing of the transactions under that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among Enochian Biosciences Inc. (then known as DanDrit BioTech USA, Inc.) (the “Issuer”), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Enochian Biopharma, Inc., a Delaware corporation (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target.

Each of Weird Science and Wittekind disclaims membership of any group as such term is defined in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 Act (the “1934 Act”) (17 CFR 240.13d-5(b)(1)).

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (“Common Stock”) of Enochian Biosciences Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Stumpedyssevej 17, 2970, Horsholm, Denmark.

Item 2.	Identity and Background

(a)       The persons filing this Statement are Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind” and, together with Weird Science, the “Reporting Persons” and each, a “Reporting Person”).

Carl Sandler (“Sandler”) is a member and manager of Weird Science. On the basis of Sandler’s status as a manager of Weird Science, information regarding Sandler is being provided in response to Items 2-6 of this Schedule 13D.

(b)       Weird Science is an owner and licensor of intellectual property and the address of its principal office is 8581 Santa Monica Blvd. #317 West Hollywood CA 90069.

Wittekind’s business address is 8581 Santa Monica Blvd. #317 West Hollywood CA 90069.

Sandler’s address is 330 East 33rd Street, Apartment 3A, New York, NY 10016.

(c)       Wittekind is a member and manager of Weird Science.

Sandler is a member and manager of Weird Science.

(d)       Reporting Persons: none.

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Sandler: none.

(e)       Reporting Persons: none.

Sandler: none.

(f)       Wittekind is a citizen of the United States.

Sandler is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported as beneficially owned by the Reporting Persons and Sandler in this Statement were issued to Weird Science as merger consideration pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Enochian Biopharma, Inc., a Delaware corporation (the “Target”), and Weird Science, in its capacity as the majority stockholder of the Target.

As further described elsewhere in this Statement, upon the closing of the transactions contemplated by the Merger Agreement on February 16, 2018, the stockholders of the Target, including Weird Science, exchanged their Target shares for shares of Common Stock.

Condition to enter into the Weird Science license agreement

Under Section 7.2.10 of the Merger Agreement, it was a condition to the Issuer’s obligation to close that the Target have executed with Weird Science a License Agreement (the “Weird Science License Agreement”) providing for (a) a perpetual, fully paid-up, royalty-free, sublicensable, and sole and exclusive (including to the exclusion of Weird Science) worldwide license from Weird Science to the Target all Intellectual Property Rights of Weird Science in the Field to research, develop, use, sell, have sold, make, have made, offer for sale, import and otherwise commercialize Products and to otherwise use and practice the Intellectual Property and Technology of Weird Science solely in the Field worldwide; and (b) a nonexclusive license from the Target to Weird Science to use the Study Results, at Weird Science’s sole expense, to prosecute patents (with Weird Science owning the resulting patent applications and patents and all Intellectual Property Rights in those patent applications and patents); and (c) a perpetual, fully paid-up, royalty-free, sublicensable, and sole and exclusive (including to the exclusion of Weird Science) worldwide license from Weird Science to the Target (which was to be part of the license described in (a) above) to use such patent applications and patents solely in the Field, and to make, have made, use, sell, offer to sell and import inventions claimed in such patent applications in the Field. The terms “Intellectual Property Rights,” “Field,” “Products,” “Technology” and “Study Results” are defined in the Merger Agreement.

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In satisfaction of the above referenced condition, the Target and Weird Science entered into the Weird Science License Agreement on the date of the closing under the Merger Agreement (February 16, 2018). The description of the Weird Science License Agreement in this Statement is qualified in its entirety by the full text of the Weird Science License Agreement, a copy of which is attached as Exhibit 3 to this Statement and is incorporated herein by reference.

Condition to assign Study Results

Under Section 7.2.11 of the Merger Agreement, it was a condition to the Issuer’s obligation to close that Weird Science have irrevocably assigned to the Target all rights, title and interest in the Study Results to the extent within the Field and all inventions, improvements or discoveries made or reduced to practice in the performance of the Study to the extent within the Field (including all Intellectual Property therein). The terms “Intellectual Property,” and “Study” are defined in the Merger Agreement.

Item 4.	Purpose of Transaction

Signing of the Merger Agreement

On January 12, 2018 the Issuer, the Merger Sub, the Target and Weird Science entered into the Merger Agreement. The execution and delivery of the Merger Agreement was reported by the Issuer in its Form 8-K filed with the Commission on January 17, 2018 (the “Signing 8-K”).

Closing under the Merger Agreement

The closing of the transactions contemplated by the Merger Agreement occurred on February 16, 2018, including the merger of the Merger Sub with and into the Target, with the Target surviving as a wholly-owned subsidiary of the Issuer. The Issuer changed its name from DanDrit BioTech USA, Inc. to Enochian Biosciences Inc. and the stockholders of the Target, including Weird Science, received shares of Common Stock in exchange for their shares of the Target. The closing of the transactions contemplated by the Merger Agreement was reported by the Issuer in its Form 8-K filed with the Commission on February 23, 2018 (the “Closing 8-K”).

Earnout Stock

Under Section 2.1.2 of the Merger Agreement, the Issuer agreed that upon the exercise or conversion of options or warrants to acquire Common Stock that were issued and outstanding as of the closing under the Merger Agreement, it would issue a like number of additional shares of Common Stock (such shares defined as “Earn-Out Stock”) to the former stockholders of the Target on a pro rata basis. As set forth in Exhibit 1 to the Merger Agreement, Weird Science’s pro rata share of the Earn-Out Stock under the Merger Agreement is approximately 97.0%.

Covenant to forgive debt owed to Issuer

Pursuant to Section 2.4 of the Merger Agreement, the Issuer agreed that, simultaneously with the closing, it would assume, cancel or forgive the debt then owed by the Target to the Issuer under a promissory note dated July 14, 2017 with a maximum principal amount of $500,000. According to the Closing 8-K, the outstanding amount of $460,690.53 under this note was forgiven upon the closing.

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Covenant on directors of the Issuer

Pursuant to Section 1.5 of the Merger Agreement, the Issuer agreed to cause the individuals set forth on Schedule 1.5 to the Merger Agreement to become the directors and officers of the Issuer and the Merger Sub immediately prior to the Effective Time of the Merger, in each case until their respective successors were duly elected, designated or qualified or until their earlier death, resignation, or removal in accordance with the Issuer’s and Merger Sub’s certificate of incorporation and bylaws, respectively, the Investor Rights Agreement or as otherwise provided under the Delaware General Corporation Law. The individuals set forth on Schedule 1.5 to the Merger Agreement include Sandler and Rene Sindlev (“Sindlev”) as directors of the Issuer and Merger Sub. As described under Item 6 of this Statement, the Investor Rights Agreement provides that Sindlev is initial Issuer board designee of RS Group ApS, a principal stockholder of the Issuer controlled by Sindlev (“RS Group”), and Sandler is the initial Issuer board designee of Weird Science.

Issuer’s covenant on securities law filings

Under Section 6.11 of the Merger Agreement, the Issuer agreed to take all actions, make all filings and transmit all documents required under all federal and state securities laws and regulations with respect to the transactions contemplated by the Merger Agreement, the Investor Rights Agreement, the Standstill and Lock-Up Agreement and all related agreements.

Conditions to enter into the Investor Rights Agreement and the Standstill and Lock-Up Agreement

Under Sections 7.2.3 and 7.3.6 of the Merger Agreement, it was a condition to both the Issuer’s and the Target’s obligation to close that the Issuer, Weird Science and RS Group enter into (a) an Investor Rights Agreement (“Investor Rights Agreement”) and (b) a Standstill and Lock-Up Agreement (“Standstill and Lock-Up Agreement”), in each case in the forms attached to the Merger Agreement as Exhibits 7.2.3(b)(i) and 7.2.3(b)(ii), respectively. The full text of the forms of Investor Rights Agreement and the Standstill and Lock-Up Agreement were attached as Exhibits 10.2 and 10.3 to the Signing 8-K.

In satisfaction of the above referenced conditions, the Issuer, Weird Science and RS Group entered into the Investor Rights Agreement and the Standstill and Lock-Up Agreement on the date of the closing under the Merger Agreement (February 16, 2018). The terms of the Investor Rights Agreement and the Standstill and Lock-Up Agreement are summarized under Item 6 of this Statement.

The Issuer’s due diligence condition

Pursuant to Section 7.2.17 of the Merger Agreement, it was a condition to the Issuer’s obligation to close that the Issuer be satisfied with all intellectual property due diligence of the Target and the Target’s Intellectual Property in the Issuer’s sole and absolute discretion.

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Conditions related to consulting agreements

Pursuant to Section 7.3.10 of the Merger Agreement, it was a condition to the Target’s obligation to close that the Issuer and the Target enter into a new consulting agreement with Serhat Gumrukcu, a non-managing member of Weird Science and Wittekind’s spouse (“Gumrukcu”). The form of such consulting agreement was attached as Exhibit 7.3.10 to the Merger Agreement.

Prior to the closing under the Merger Agreement, on April 21, 2017 the Issuer engaged Gumrukcu Health, LLC, a California limited liability company (“Gumrukcu Health”) as a consultant. As consideration for consulting services under such agreement, the Issuer issued 200,000 shares of Common Stock to Gumrukcu Health on or about June 9, 2017.

Pursuant to Section 7.3.12 of the Merger Agreement, it was a condition to the Target’s obligation to close that Gumrukcu be given a reasonable opportunity prior to the closing to sell at least 175,000 of the above referenced shares at not less than $8.00 per share. Gumrukcu Health sold these 200,000 shares at $8.00 per share in a private resale on or about February 21, 2018.

Effective as of the date of the closing under the Merger Agreement (February 16, 2018), the Issuer, the Target and Weird Science entered into a consulting agreement under which Weird Science agreed to provide ongoing medical services related to the development of the Issuer’s products for HIV and cancer (the “Weird Science Consulting Agreement”). The Weird Science Consulting Agreement provided that, in exchange for the consulting services, the Issuer would pay Weird Science up to $30,000 per month. The Weird Science Consulting Agreement was attached as Exhibit 10.8 to the Issuer’s Form 10-Q filed with the Commission on May 15, 2018.

Pursuant to Section 7.3.11 of the Merger Agreement, it was a condition to the Target’s obligation to close that (a) the Issuer, the Target and Sandler enter into a consulting agreement and (b) the Issuer pay to Sandler $152,000, such payment representing settlement of the transaction bonus and severance to which Mr. Sandler was entitled pursuant to his employment agreement with the Target. According to the Issuer’s Form 8-K filed with the Commission on March 6, 2018, Sandler received such $152,000 amount from the Issuer.

Effective as of the date of the closing under the Merger Agreement (February 16, 2018) the Issuer, the Target and Sandler entered into a consulting agreement under which Sandler agreed to provide services related to clinical development and new business opportunities in exchange for the Issuer’s payment of $10,000 per month (the “Sandler Consulting Agreement”). The Sandler Consulting Agreement was attached as Exhibit 10.9 to the Issuer’s Form 10-Q filed with the Commission on May 15, 2018.

The descriptions of the Weird Science Consulting Agreement and the Sandler Consulting Agreement are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits 6 and 7 of this Statement and are incorporated herein by reference.

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Item 5.	Interests in Securities of the Issuer

(a)-(c)     On February 16, 2018 Weird Science received 17,545,283 shares of Common Stock upon the closing of the transactions contemplated by the Merger Agreement. As managers of Weird Science, Wittekind and Sandler have shared power to vote and shared power to dispose of these shares. Based upon the Issuer’s disclosure of 36,163,294 shares of Common Stock outstanding as of March 31, 2018 in its Form 10-Q filed with the Commission on May 15, 2018, the 17,545,283 shares of Common Stock issued to Weird Science upon the closing of the transactions contemplated by the Merger Agreement comprised 48.5% of the Issuer’s issued and outstanding Common Stock. As a minority managing member of Gumrukcu Health, Wittekind shared with Gumrukcu, the majority managing member of Gumrukcu Health, the power to vote and the power to dispose of the 200,000 shares of Common Stock owned by Gumrukcu Heath as of the closing under the Merger Agreement. Including such shares, Wittekind beneficially owned 17,745,283 shares of Common Stock comprising 49.1% of the Issuer’s issued and outstanding Common Stock. As disclosed elsewhere in this Statement, as contemplated by Section 7.3.12 of the Merger Agreement, Gumrukcu Health sold the 200,000 shares of Common Stock for $8.00 per share in a private resale on or about February 21, 2018.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

The Merger Agreement is described in the Explanatory Note and in response to Items 3, 4 and 5 of this Statement. Such descriptions are incorporated by reference into this Item 6 and are qualified in their entirety by the full text of the Merger Agreement, a copy of which is attached to this Statement as Exhibit 2 and is incorporated by reference herein.

Investor Rights Agreement

Under the Investor Rights Agreement (a) each of Weird Science and RS Group agreed to vote or cause to be voted all shares in favor of (i) any action or proposal to maintain the authorized number of directors on the Issuer’s board at five (5) (unless each of Weird Science and RS Group consented in writing to an increase, in which case each of Weird Science and RS Group agreed to vote in favor of such increase) and (ii) the election or appointment of (x) one person designated by Weird Science, who was initially Sandler, (y) one person designated by RS Group, who was initially Sindlev, and (z) three additional directors mutually agreed upon by RS Group and Weird Science; (b) the Issuer agreed to not increase the number of directors constituting the Issuer’s board without the written consent of each of Weird Science and RS Group; (c) the Issuer agreed to facilitate the nomination and election of directors in accordance with the foregoing board composition provisions by, among other things, including such individuals on any proxy statement soliciting votes for election of directors of the Issuer; and (d) the Issuer agreed to demand and piggyback registration rights for the shares of Common Stock issued to Weird Science pursuant to the Merger Agreement, as further described below.

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The Investor Rights Agreement provides that the rights and obligations referenced in (a) and (b) above automatically terminate upon either Weird Science or RS Group beneficially owning less than 10% of the Issuer’s issued and outstanding Common Stock.

Under the Investor Rights Agreement, the Issuer agreed to piggyback registration rights for the shares of Common Stock issued to Weird Science under the Merger Agreement (including the Earnout Stock) so long as such shares are Registrable Securities (as defined in the Investor Rights Agreement) with respect to any registration initiated by the Issuer, subject to customary exceptions for registrations in connection with employee benefit plans, business combinations or corporate reorganizations subject to Rule 145, registrations on a form that do not permit secondary sales or that do not include substantially the same information as would be required in a registration covering the resale of Registrable Securities.

In addition to the piggyback registration rights, the Issuer agreed in the Investor Rights Agreement to a one-time demand registration right for the shares of Common Stock issued to Weird Science under the Merger Agreement (including the Earnout Stock) that can be exercised at the written request of Holders (as defined in the Investor Rights Agreement ) of at least 30% of the Registrable Securities then outstanding, subject to the Issuer’s right to defer such demand registration in good faith for up to 180 days and subject to a prohibition on such demand registration during the period that is 30 days before the filing of and 90 days after the effective date of a registration initiated by the Issuer. Such one-time demand registration must include all shares held by the requesting Holders and any others who elect to participate in the demand registration after notice from the Issuer.

In either a demand registration or a piggyback registration, the Investor Rights Agreement requires that the Issuer (a) prepare and file with the Commission a registration statement covering the resale of shares that are not then registered on an effective registration statement for an offering to be made on a continuous basis pursuant to Rule 415, in each case on Form S-3 or otherwise on Form S-1 and (b) use commercially reasonable efforts to keep the registration statement continuously effective for three (3) years from the effective date unless all of the shares are resold earlier than such cut-off date or all of such shares are eligible for resale under Rule 144 without limitation or restriction whatsoever as determined by the Issuer’s counsel in a written opinion letter delivered and acceptable to the Issuer’s transfer agent and the affected Holders.

Rule 144 covenants

Under the Investor Rights Agreement, the Issuer also agreed to use commercially reasonable efforts, at the Issuer’s sole expense and with a view to making available to Holders the benefits of Rule 144, to (a) file with the SEC in a timely manner all reports and other documents under the Securities Act of 1933, as amended (the “1933 Act”) and the 1934 Act required for the applicable provisions of Rule 144; and (b) take such additional action as requested by any Holder to enable such Holder to sell the Registrable Securities pursuant to Rule 144, including, without limitation, delivering all such legal opinions, consents, certificates, resolutions and instructions to the Issuer’s transfer agent as may be reasonably requested from time to time by any Holder and otherwise fully cooperate with each Holder and such Holder’s broker to effect such sale of securities pursuant to Rule 144.

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Standstill and Lock-Up Agreement

Under the Standstill and Lock-Up Agreement, Weird Science agreed that, subject to certain conditional exceptions, between the closing of the transactions under the Merger Agreement and the fourth anniversary thereof (the “Standstill Period”), it would not, and it would cause its Affiliates and beneficial owners not to, directly or indirectly, acquire or agree to acquire any Common Stock or other shares of capital stock convertible into or exercisable for Common Stock. Shares of Common Stock delivered pursuant to the Merger Agreement and shares issued or issuable as a result of a stock split, dividend or other distribution, recapitalization or similar event were excepted from this restriction. In addition, acquisitions by Weird Science on a pro rata basis in an offering made to all holders of Common Stock or in an offering made to third party investors were excepted from the standstill restriction so long as the ownership of Weird Science and its Affiliates (as defined in the Standstill Agreement) after any such acquisition did not exceed 50%. The Standstill Period expires on February 16, 2022.

In addition, each of Weird Science and RS Group agreed to a lock-up covenant on any Transfer (as defined in the Standstill and Lock-Up Agreement) of Common Stock (or other securities convertible into or exercisable for Common Stock (defined in the Standstill and Lock-Up Agreement as “Lock-Up Securities”)), during the Lock-Up Period (as defined in the Standstill and Lock-Up Agreement). The Lock-Up Period expires twelve months after the date of the Standstill and Lock-Up Agreement (February 16, 2019) with respect to one-half of the Lock-Up Securities owned by each of Weird Science and RS Group as of the date of the Standstill and Lock-Up Agreement and twenty-four months after the date of the Standstill and Lock-Up Agreement (February 16, 2020) with respect to the remaining Lock-Up Securities owned by each of Weird Science and RS Group as of the date of the Standstill and Lock-Up Agreement or acquired thereafter. The restrictions on Transfer during the Lock-Up Period are subject to exceptions set forth in the Standstill and Lock-Up Agreement.

The descriptions of the Investor Rights Agreement and the Standstill and Lock-Up Agreement in this Statement are qualified in their entirety by the full text of such agreements, the forms of which are attached as Exhibits 4 and 5 to this Statement and are incorporated by reference herein.

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Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Agreement and Plan of Merger dated January 12, 2018 by and among DanDrit BioTech USA, Inc., DanDrit Acquisition Sub, Inc., Enochian Bioharma, Inc., and Weird Science LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 17, 2018).

Exhibit 3	License Agreement by and between Weird Science LLC and Enochian Biopharma Inc. dated February 16, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 17, 2018).

Exhibit 4	Investor Rights Agreement dated February 16, 2018 by and among DanDrit BioTech USA, Inc., Weird Science LLC, and RS Group APS (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 17, 2018).

Exhibit 5	Standstill and Lock-Up Agreement dated February 16, 2018 by and among DanDrit BioTech USA, Inc., Weird Science LLC, and RS Group APS (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 17, 2018).

Exhibit 6	Consulting Agreement made and effective as of February 16, 2018 by and among DanDrit BioTech USA, Inc., its wholly-owned subsidiary Enochian Biopharma, Inc. and Weird Science LLC (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 10-Q filed on May 15, 2018).

Exhibit 7	Consulting Agreement as of February 16, 2018 by and among DanDrit BioTech USA, Inc., its wholly-owned subsidiary Enochian Biopharma, Inc. and Carl Sandler (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 10-Q filed on May 15, 2018).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023

WEIRD SCIENCE LLC

By:	/s/ William Anderson Wittekind
Name: William Anderson Wittekind
Title: Manager

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 19th day of May, 2023.

WEIRD SCIENCE LLC

By:	/s/ William Anderson Wittekind
Name: William Anderson Wittekind
Title: Manager

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND